CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION OF

                                PMC-SIERRA, INC.

                             A Delaware corporation

PMC-Sierra, Inc., a corporation organized under the laws of the State of Delaware (the "Corporation,,), hereby certifies that:

The name of the Corporation is PMC-Sierra, Inc. The Corporation was originally incorporated with the Secretary of State of Delaware on May 2, 1997.

The first paragraph of Article IV of the Certificate of Incorporation of the Corporation shall be amended to read as follows:

"This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The Corporation is authorized to issue a total of 205,000,000 shares. 200,000,000 shares shall be Common Stock, par value $0.001, and 5,000,000 shares shall be Preferred Stock, par value $0.001."

Article XII of the Certificate of Incorporation of the Corporation shall be amended to read as follows:

"The stockholders of the Corporation shall not act by written consent, except solely to call a special meeting of the stockholders in accordance with the following procedures:

    Upon request by written consent of holders of a majority of the outstanding shares, containing the information described below, sent by registered mail to the president or chief executive officer, the board of directors shall determine a place and time for such meeting and a record date for the determination of stockholders entitled to vote at such meeting. Such time shall not be more than 75 days after determination of the validity of such request. The board of directors shall have no more than 10 days after receipt of such request to determine its validity. Following such receipt and determinations, the secretary shall give notice to the stockholders entitled to vote at such meeting that a meeting will be held at the place and time so determined.

    The request by written consent shall state each action the requesting stockholders propose to take at such meeting. The board of directors may include other proposals to be considered at such meeting.

    The requesting stockholders shall provide to the Corporation information regarding any material interest in the proposal held by the requesting stockholders and any other information that would be required to be disclosed in filings with the Securities and Exchange Commission in connection with the solicitation of proxies.

This Certificate of Amendment of the Corporation's Amended Certificate of Incorporation has been duly adopted by the Corporation's board of directors in accordance with Section 242 of the General Corporation Law of the State of Delaware.

This Certificate of Amendment of the Corporation's Amended Certificate of Incorporation has been duly approved by the holders of a majority of outstanding stock of the Corporation entitled to vote thereon in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Certificate of Incorporation to be signed by John Sullivan, Vice President of Finance and Chief Financial Officer, on this 12th day of July, 1999.



                                    PMC-SIERRA, INC.


                              By:  /S/ JOHN W. SULLIVAN
                                   -----------------------------
                                   John Sullivan
                                   Vice President of Finance and
                                   Chief Financial Officer